FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

Organigram Holdings Inc.
35 English Drive
Moncton, NB E1E 3X3

Item Two - Date of Material Change

May 31, 2019

Item Three - News Release

The news release reporting the material change described in this report was issued in Moncton, New Brunswick on May 31, 2019.

The news release was distributed through Cision and filed with the TSX Venture Exchange and each of the relevant Canadian securities regulatory authorities via SEDAR. The news release is attached hereto as Schedule “A” and incorporated by reference herein.

Item Four - Summary of Material Change

On May 31, 2019, Organigram Holdings Inc. (TSXV:OGI) (NASDAQ: OGRMF), (“Organigram” or the “Company”) announced that it had closed its previously announced credit facility with Bank of Montreal (“BMO”) as lead arranger and agent as well as a syndicate including three other lenders. The facility consists of a $115 million term loan and a $25 million revolving credit facility (together, the “Facilities”), both of which mature in May 2022. Included in the facility is an uncommitted option to increase the Facilities by an incremental $35 million to a total of $175 million, subject to agreement by BMO and satisfaction of certain legal and business conditions.

The Facilities are secured by assets of Organigram and its subsidiaries. The proceeds of the term loan will be used to fund the Phase 4 and 5 expansions of the Moncton campus and refinance the Company's existing long-term debt with Farm Credit Canada. The revolving credit facility may be used for general corporate and working capital purposes.

Pursuant to the agreed upon conditions of the Facilities, Organigram has initially drawn $50 million of the term loan on closing and can continue to draw down additional funds as required up to the $115 million term loan commitment through to November 30, 2019. Principal repayments on the term loan will commence on February 28, 2020 at a rate of 2.5%, or approximately $2.9 million, per quarter thereafter. The Company may, at its discretion, repay the balance of the Facilities without penalty, at any time.

The interest payable is expected to be in the high 4% to low 5% per annum range. The Facilities contain customary financial and restrictive covenants.

Item Five - Full Description of Material Change

For a full description of the material change, please see the press release attached hereto as Schedule “A”, which press release forms an integral part of this material change report.

Item Six – Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Greg Engel, Chief Executive Officer (855) 961-9420

Item Nine – Date of Report

June 10, 2019

Schedule “A”

(see attached)

Organigram Closes $140 Million Credit Facility with Bank of Montreal

Non-dilutive Financing Provides Company with Significant Financial Flexibility

MONCTON, MAY 31, 2019 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX VENTURE: OGI), the parent company of Organigram Inc. (collectively, the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that it has closed its previously announced credit facility with Bank of Montreal (“BMO”) as lead arranger and agent as well as a syndicate including three other lenders. The facility consists of a $115 million term loan and a $25 million revolving credit facility (together, the “Facilities”), both of which mature in May 2022. Included in the facility is an uncommitted option to increase the Facilities by an incremental $35 million to a total of $175 million, subject to agreement by BMO and satisfaction of certain legal and business conditions.

“The closing of this credit facility reflects BMO’s and the syndicate lenders’ vote of confidence in our management team, ability to deliver financial results, and investment in our world-class Moncton campus,” said Greg Engel, Chief Executive Officer. “Our current expansion plans are fully funded as we continue to remain on track for completion of Phases 4 and 5 of our campus.”

“As a Company we are always looking to optimize our capital structure and reduce our cost of capital,” remarked Paolo De Luca, Chief Financial Officer. “We have chosen not to access the public capital markets since our last financing in January 2018 in order to avoid dilution to our shareholders. This credit facility is only possible because of our focus on running a profitable and sustainable business with a disciplined spend that sets us apart amongst our peers.”

The Facilities are secured by assets of Organigram and its subsidiaries, which primarily consists of the Moncton campus production facility that is projected to be able to produce dried flower or equivalent cannabis of approximately 113,000 kg per year by the end of calendar year 2019 and will also house state of the art added-value manufacturing equipment, including the previously announced $15 million infrastructure investment to produce world class infused chocolate products. The proceeds of the term loan will be used to fund the Phase 4 and 5 expansions of the Moncton campus and refinance the Company’s existing long-term debt with Farm Credit Canada. The revolving credit facility may be used for general corporate and working capital purposes.

Pursuant to the agreed upon conditions of the Facilities, Organigram has initially drawn $50 million of the term loan on closing and can continue to draw down additional funds as required up to the $115 million term loan commitment through to November 30, 2019. Principal repayments on the term loan will commence on February 28, 2020 at a rate of 2.5%, or approximately $2.9 million, per quarter thereafter. The Company may, at its discretion, repay the balance of the Facilities without penalty, at any time.

The pricing of the Facilities is a set margin over the BMO’s CAD Prime Rate or a Bankers' Acceptance rate based on the applicable term, which may increase or decrease based on a pricing grid linked to the Company’s debt to EBITDA coverage at each quarter-end. Based on the current Bankers’ Acceptance benchmark rates and the highest pricing level and margin in the pricing grid, the interest payable is expected to be in the high 4% to low 5% per annum range. The Facilities contain customary financial and restrictive covenants.

Additional details on the Facilities can be found in the Company's documents that will be filed on www.sedar.com.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to the use of proceeds of the credit facility and interest payable. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks as disclosed in the Company’s most recent annual information form and other Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653